UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

500 – 10355 Jasper Avenue

Edmonton, Alberta, T5J 1Y6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits	Description

99.1	Material Change Report dated May 28, 2020

99.2	Material Change Report dated November 22, 2019

INCORPORATION BY REFERENCE

The registrant’s Material Change Report, dated May 28, 2020, included as Exhibit 99.1 to this Report on Form 6-K, and Material Change Report, dated November 22, 2019, included as Exhibit 99.2 to this Report on Form 6-K, are hereby incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-230692) of the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott
Glen Ibbott
Chief Financial Officer

Date: May 28, 2020